Janus Capital Law Group

22 Executive Park, Suite 250

Irvine, CA 92614

Telephone (949) 633-8965

Facsimile (877) 275-5954

August 2, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	George K. Schuler, Mining Engineer
Ethan Horowitz, Accounting Branch Chief
Cheryl Brown, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	Nevada Canyon Gold Corp.
Offering Statement on Form 1-A Filed June 17, 2022
Amendment No. Filed July 22, 2022
File No. 024-11911

Ladies and Gentlemen:

This correspondence follows up my voicemail message to Ms. Cheryl Brown on Friday, July 29, 2022. As counsel for Nevada Canyon Gold Corp., a Nevada corporation (the “Company”), I am submitting this cover letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Offering Statement on Form 1-A, File No. 024-11911, filed with the Commission concurrently herewith (the “Amendment No. 2”).

On June 17, 2022, the Company filed its Registration Statement. On July 22, 2022, in response to Staff comments, the Company filed Amendment No. 1 to its Registration Statement (“Amendment No. 1”). After filing Amendment No. 1, the Company realized that it had inadvertently failed to include certain share lock up language in its Registration Statement (including Amendment No. 1) as well as the Subscription Agreement. The Company has filed Amendment No. 2 to address this error. The only difference between Amendment No. 1 and Amendment No. 2 are the sections where the lock up language was added. Specifically, in Amendment No. 2 on pages 2, 5, 21, and in the Subscription Agreement Exhibit 4.01 on page 1.

Please review Amendment No. 2, which includes the revisions shown in Amendment No. 1, either in conjunction with or instead of Amendment No. 1. The Company apologizes for an inconvenience this may have caused.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by email at dcolby@januscapitallaw.com or by phone at 949.633.8965.

JANUS CAPITAL LAW GROUP

/s/ Deron M. Colby
Deron M. Colby, Esq.